October 7, 2025

Raymond Be

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Themes ETF Trust (the “Trust”)

Post-Effective Amendment No. 47 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-271700 and 811-23872

Dear Mr. Be:

This correspondence responds to the comment received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Leverage Shares 2X Long FIG Daily ETF (the “Fund”). For your convenience, your comment is summarized below with the response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: Please file your response on EDGAR five business days prior to filing the 485(b) filing. Please e-mail redlines of changed pages. Also, please apply comments on disclosure to similar disclosures throughout the filing.

Response:   The Registrant acknowledges this comment.

2.	Comment: On page 10, there are two sections that address cash redemption risk, one under ETF Risk and a separate Cash Transaction Risk, which appear to be duplicative. Please consider consolidating these risks.

Response:   The Registrant has deleted the “Cash Redemption Risk” sub-section under ETF Risks to minimize duplication and has revised the Cash Transaction Risk section as follows:

Cash Transaction Risk. ~~At certain times, t~~The Fund ~~may~~ will generally effect creations and redemptions for cash rather than for in-kind securities. As a result, the Fund may not be tax efficient and ~~may~~ will incur brokerage and financing costs related to buying and selling securities or obtaining derivative exposure to achieve its investment objective thus incurring additional expenses than if it had effected creations and redemptions in kind. To the extent that such costs are not offset by transaction fees paid by an authorized participant, the Fund ~~may~~ will bear such costs, which will decrease the Fund’s net asset value.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com